UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AB Private Lending Fund

(Name of Subject Company (Issuer))

AB Private Lending Fund

(Name of Filing Person (Offeror and Issuer))

Class I, Class D and Class S Shares of Beneficial Interest

(Title of Class of Securities)

00254B 306, 00254B 207 and 00254B 108

(CUSIP Number of class of securities)

J. Brent Humphries

Wesley Raper

c/o AB Private Credit Investors LLC

405 Colorado Street, Suite 1500

Austin, Texas 78701

(512) 721-2900

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth Young, Esq.

Daniel Mozes, Esq.

Paul S. Stevens, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by AB Private Lending Fund (the “Fund”), with the U.S. Securities and Exchange Commission on March 27, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Fund to purchase up to 229,761 shares of its outstanding Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with the Class I shares and the Class D Shares, the “Shares”), pursuant to tenders by shareholders of the Fund (“Shareholders”) at a purchase price equal to the net asset value per Share as of March 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Fund to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

•	The Fund has received the final results of the tender offer, which expired at 11:59 p.m., Eastern Time, on April 29, 2025;

•	No Shares were tendered by Shareholders in connection with the Offer and, as a result, the Fund has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AB Private Lending Fund

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Secretary

Dated: May 1, 2025